June 30, 2010

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Jay Webb
Division of Corporation Finance

Subject:	Hill-Rom Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2009
Filed November 24, 2009
File No. 001-06651
Dear Mr. Webb:
This letter is submitted in response to the Staff’s comment letter, dated May 20, 2010 (“Letter”), with respect to the Division of Corporation Finance’s review of the above referenced filing of Hill-Rom Holdings, Inc. (“we”, “us”, “our” or the “Company”). The numbered paragraphs below correspond to the comment numbers in the Letter, and we have included the full text of each comment in bold above the applicable response.
Form 10-K for the year ended September 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 35
Fiscal Year Ended September 30, 2009 Compared to Fiscal Year Ended September 30, 2008, page 36
1.	We note from your disclosure on pages 36, 40, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, on your website you identify your distributor in Syria, your country sales director for Iran, and your area manager for Sudan. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.

Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Response: The following paragraphs are intended to address both the first and second comments received from the Staff.

The Company has no subsidiaries, employees, physical assets or liabilities in Cuba, Iran, Syria, or the Sudan. In the past three fiscal years and through the first half of our fiscal 2010, we have recorded revenue on sales made into Iran, Syria and Sudan to local independent distributors. We have not made any sales into Cuba over the past three fiscal years or during the first half of 2010. The following table represents the cumulative revenue that we have recorded for sales into Iran, Sudan, and Syria for the past three fiscal years in comparison to the Company’s consolidated revenues during these same periods. During the first half of 2010, we have recorded revenue of less than $30,000 into these countries.

In millions	2009	2008	2007
Revenues	$0.9	$0.6	$0.8
Total Revenues	$1,386.9	$1,507.7	$1,356.5
% of Total Revenues	0.06%	0.04%	0.06%
All of these sales have consisted of either hospital beds and related accessories or therapy products (i.e., mattresses for those beds). These sales are made either (a) under licenses issued by the Office of Foreign Assets Control (OFAC) or the Bureau of Industry and Security (BIS), or (b) by the Company’s French subsidiary acting independently and outside the scope of the regulations issued by OFAC and BIS. For purposes of this response, we assume that the SEC’s definition of government “control” of entities includes government ownership, management, subsidies, or extensive regulation. Assuming that broad definition, it is likely that certain of the end users of the products the Company sells in the countries you inquire about are controlled by their respective governments. Throughout much of the world, hospitals and other health care facilities are controlled by governments. For these reasons, and the low level of sales involved, the Company does not view the sales by its distributors to government controlled or private health care facilities in the countries in question to be qualitatively material.

In Syria, Iran, and Sudan all the products sold by the Company to its distributors were sold by the distributors to health care facilities as end users, and the Company has no direct contracts with the end users or any of the governments in question. In Syria, the majority of sales were made by our distributor to the Ministry of Health. In Iran, approximately half of the sales have been of spare parts, and roughly half the sales were made by our distributor to State-owned hospitals and the balance were to private health care facilities. In Sudan, the sales were to two hospitals by our distributor.

We have no future plans to sell any products into Sudan. Although we plan to continue to sell to entities located in Iran and Syria consistent with past levels and as permitted by law, we do not believe that any specific reference to these sales was required or necessary in our Form 10-K for the fiscal year ended September 30, 2009 because the sales are not material from either a quantitative or qualitative perspective to our past, current or anticipated operations. As indicated in the chart above, revenues in these countries represent less than 0.1 percent of revenues in all periods. As such, quantitatively, we do not consider contacts with independent distributors by means of sales of products to them within these countries to represent a material investment risk for our security holders. We have also considered qualitative factors that a reasonable investor might deem important in making an investment decision, including the impact of the Company’s activities on reputation and share value. We believe the very nature of the products sold

(health care products designed to improve delivery system efficiency and effectiveness and to improve patient outcomes) would render the existence of these sales as qualitatively immaterial to a reasonable investor.

Financial Statements, page 57
Statements of Consolidated Income (Loss), page 60
3.	We noted that you classify revenue on the face of your income statement as either capital sales or rental revenues. In light of your disclosures that you earn revenues from the sales of products, rentals and the provision of services, please tell us your consideration of Rule 5-03 (b) of Regulation S-X with regard to presenting revenues (and cost of revenues) from products and services separately.

Response: Service revenue generally represents product repair and maintenance type services provided to customers on Hill-Rom products. Such services are most often provided under service contracts, but are also provided on a fee-for-service basis as requested. Service revenue totaled 5 percent or less of total revenues for each of the fiscal years ended September 30, 2009, 2008 and 2007. Rule 5-03 (b) of Regulation S-X specifies that, “each class of revenues which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under 5-03 shall be combined in the same manner.” As service revenue does not represent more than 10 percent of the sum of Hill-Rom’s total revenue, we have combined service revenue with capital sales into one class of revenues, as well as product and service cost of revenues, as allowed by Rule 5-03 (b) of Regulation S-X.
Notes to Consolidated Financial Statements, page 64
Note 1 — Summary of Significant Accounting Policies, page 64
Revenue Recognition — Sales and Rentals, page 69
4.	We see disclosures herein that reserves for contractual and other routine billing allowances are recorded and reflected as a reduction of rental revenues. We also see you indicate “An allowance for doubtful accounts is also recorded on capital product sales, but is not reflected as a reduction of revenues. Rather it is recorded as a component of operating expenses.” Please tell us the U.S. GAAP that supports your presentation of doubtful account (receivable) allowances for rental revenues as a reduction of revenues. Tell us the significance of rental revenue receivable allowance amounts to your income statements for all periods presented.

Response: Substantially all of the Company’s maintained reserves for rental revenues relate to contractual and other routine billing allowances. These allowances include adjustments for periods of time when a patient was billed but was not using our products, price differences when one product was substituted for another product, routine pricing allowances, denial of coverage by Medicare, Medicaid or insurance or various other routine reasons. Allowance reserves for rental revenues are estimated based upon historical rates for such adjustments for each line of our rental business. As these routine billing adjustments effectively represent revisions to amounts originally invoiced, we feel they are properly classified as a reduction of revenue. In response to the staff’s question regarding the significance of these allowance amounts to our income statement, we recognized $8.0 million, $6.6 million and $14.7 million, as adjustments to revenue in fiscal years 2009, 2008 and 2007, which represents 1.7 percent, 1.4 percent and 3.5 percent of rental revenues in each of these periods.

The Company proposes the following clarification and revision to the language of our Revenue Recognition Accounting Policy for future filings: “Revenues are presented in the Statements of Consolidated Income (Loss) net of certain discounts and sales adjustments. For product sales, we record reserves resulting in a reduction of revenue for contractual discounts, as well as price concessions and product returns. Likewise, rental revenue reserves, reflecting contractual and other routine billing adjustments, are recorded as a reduction of revenues. Provisions for doubtful accounts are recorded as a component of operating expenses.”
Note 5 — Impairment of Goodwill and Other Intangibles, page 79
5.	We see disclosures on page 80 (and page 53) that your calculations of the fair values of your reporting unit’s net assets included obtaining third-party appraisals of significant tangible and intangible assets. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response: The Company utilized a third party valuation firm to assist in the calculation of the fair value of the reporting unit’s net assets during step 2 of our goodwill impairment analysis. The valuation firm assisted management in the preparation of the models to determine the fair values of certain tangible and intangible assets. However, all Company-specific data and analytics, including estimates and assumptions used in the valuations, were either prepared or validated by the Company. Management takes full responsibility for this data and the ultimate results of the valuation work including the final fair values assigned to each reporting unit. Management understands the requirements of SEC Rule 436(b) of Regulation C and will consider the requirements in any future registration filings.

The Company proposes the following clarification and revisions to the language outlining the use of the third party valuation firm in future filings: “The Company calculated the fair values of each reporting unit’s net assets, with assistance from a third party valuation firm in the determination of fair values for significant tangible and intangible assets. All Company-specific data and analytics, including estimates and assumptions, used in the valuations prepared by the third party valuation firm were either prepared or validated by the Company. Management takes full responsibility for this data and the ultimate results of the valuation work including the final fair values assigned to each reporting unit.”
Note 15 — Segment Reporting, page 98
6.	Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles. Please revise your disclosures in future filings to comply with FASB ASC 280-10-55-23.

Response: The Company acknowledges the Staff’s comment and will revise in future filings accordingly.
Form 10-Q for the quarterly period ended March 31, 2010
Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 6

Note 3 — Acquisitions, page 8
Encompass, page 8
7.	We see that on November 9, 2009 you entered into a joint venture (JV) with Encompass Group and note that the joint venture is 60 percent owned by Hill-Rom and 40 percent owned by Encompass Group. We also see disclosures on page 9 that “The joint venture agreements contain both a put option for Encompass Group and a call option for the Company, requiring or allowing Hill-Rom to purchase the remaining 40 percent interest which is based on predetermined earnings multiples. Changes to the value of the put are accreted to noncontrolling interest in our Condensed Consolidated Balance Sheet with the offset being recorded as a component of retained earnings.” Please tell us the U.S. GAAP that you considered when determining how to account for and present your investment in the Encompass JV (and the put option thereon) in your financial statements. Specifically tell us the U.S. GAAP that you believe addresses your required accounting for changes in the value of the put.

Response:

Initial Accounting for Investment in the Encompass JV

We acquired a controlling interest in a business from Encompass Group, LLC (“Encompass”) through a newly-formed joint venture (JV), which we control and report on a consolidated basis in our financial statements. In accounting for this transaction, we utilized ASC 805 and ASC 810 which address accounting for business combinations and non-controlling interest (“NCI”). Consistent with the guidance outlined within ASC 805, we recorded 100 percent of the assets and liabilities of the acquired business at fair value and recognized a NCI for the 40 percent interest in the JV owned by Encompass. The initially recorded NCI in this transaction is not at fair value because, while the fair value of the Encompass assets is fully recognized in the JV, the intangible assets contributed to the JV by HRC are recorded at carryover basis. In accordance with the principles of ASC 810, the credit resulting from the use of carryover basis to value the intangible assets included in our consideration for the acquired business was recorded as an equity transaction (increase to our additional paid-in capital).

As you noted in your comments, the JV agreements contain an option for Encompass to Put its interest in the JV to the Company at a future date, at a formula driven price and at their sole discretion which if executed would require the Company to purchase the 40 percent NCI from Encompass. The Put effectively represents an embedded derivative as defined in ASC 815 which does not meet the criteria for separation from the NCI because it is not legally detachable from the NCI. Given the structure of the Put, it falls under the scope of ASC 480-10-S99, which provides SEC guidance on distinguishing liabilities from equity, requiring classification within mezzanine or temporary equity in the consolidated, classified balance sheet of the Company.

Accounting for Changes in the Value of the Put

Paragraphs 14, 15 and 22 of ASC 480-10-S99 provide guidance as it relates to the subsequent measurement of redeemable equity securities subject to ASR 268. In this transaction, the Put can be executed by Encompass during the period commencing on November 1, 2012 and continuing through October 31, 2016. As such, the security is currently not considered redeemable and subsequent measurement would fall under the guidance outlined in paragraph 15 as the NCI will become redeemable at a specified date. The Company has elected to follow the guidance in paragraph 15(a), and is recognizing accretion from the initial carrying amount to the redemption price over the period from the date of issuance through the earliest redemption date. This accretion is recorded as an adjustment to the NCI carrying amount with an offsetting adjustment to retained earnings in accordance with paragraph 22.

The treatment of the accretion of the NCI to the Company’s EPS calculation is consistent with the guidance outlined in paragraph 22 (b), and will result in the portion of any adjustments to the carrying amount of the NCI that exceed the fair value of the NCI being charged to EPS using the two-class method. Through the date of this letter, we have concluded the formula driven redemption value of the put is less than fair value.
* * * * *
As requested in your letter dated May 20, 2010, the Company acknowledges the following:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The staff may direct any comments or questions regarding this letter to me by telephone at (812) 931-2191 or by telecopier at (812) 934-8329.
Sincerely,
Gregory N. Miller
Senior Vice President and Chief Financial Officer
Courtesy copies to:
At Securities and Exchange Commission:
Mr. Jeff Jaramillo
Ms. Julie Sherman
At Hill-Rom Holdings, Inc.:
Mr. John J. Greisch, President and Chief Executive Officer
Ms. Susan R. Lichtenstein, Senior Vice President of Corporate Affairs and Chief Legal Officer
Mr. Richard G. Keller, Vice President, Controller and Chief Accounting Officer
At PricewaterhouseCoopers LLP:
Mr. Gregory Chester